INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

December 2, 2021

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Trust” or “Registrant”) (File Nos. 333-191476 and 811-22894) on behalf of the Ambassador Fund (the “Fund”)

Ladies and Gentlemen:

This letter summarizes the additional comments provided to me by Ms. Deborah O’Neal of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on November 10, 2021, regarding Post-Effective Amendment No. 253 to the Registrant’s Form N-1A registration statement filed on August 23, 2021, with respect to The Ambassador Fund (formerly, Ambassador Fund), a series of the Registrant.

GENERAL

1.	The staff expressed concerned regarding the liquidity of the Fund’s investments in Cat Bonds. Please provide more transparency, as follows:

a.	Inputs used by ICE Data Services (“ICE”) in determining liquidity buckets
-	Reasonably Anticipated Trading Size (RATS)
-	Market Price Impact (MPI)
b.	Anticipated assets of the Fund

Response: In determining the liquidity buckets for a sample portfolio of the Fund, ICE used the following inputs:

RATS = 10%

MPI = 1%

Using 10% RATS and 1% MPI, the calculation will assume that 10% of each portfolio position is sold to meet a redemption, and that the allowed deviation of the sale price of a security from its current market price is 1%. Based on the sample portfolio, ICE determined that more than 90% of the Fund’s holdings would be classified as highly liquid using these inputs.

The Fund’s assets will be at least $100 million at its commencement; however, the Fund’s Advisor intends to limit the Fund’s assets to $500 million during its initial startup phase.

Acknowledging the staff’s concern regarding the liquidity of the Fund’s investments in Cat Bonds, the Fund’s Advisor and Sub-Advisor have provided the following information.

Since 2011, the Cat Bond market has seen steady growth in new issuance and secondary trading. When capturing the trading volume, it is important to understand the reporting conventions for Cat Bond trades. U.S. trades are reported to TRACE. For trades under $1 million, actual size is reported. Trades over $1 million do not include actual size. In addition, trades transacted through non-U.S. brokers are not reported to TRACE. This includes trades by U.S. market participants using non-U.S. brokers.

The initial response letter provided that approximately $4 billion of Cat Bonds were traded each year, translating to an average of $15 million per day, with lot sizes of $250,000 to $10 million. However, this information was prior to 2020. To provide more current information for Cat Bonds, the Fund’s Advisor and Sub-Advisor, used market intelligence and research to provide a more recent estimate of liquidity and trading volumes.

•	For the calendar year 2020, the conservatively estimated total trading volume for Cat Bonds were $5.6 billion and total trades were approximately 2,100. Assuming 252 trading days in a calendar year, that averages to $22 million of notional trading per day or about $110 million of notional per week. Daily trading can range from about $5 million to about $50 million on any given day. Based on this information, The Ambassador Fund could liquidate at least $50 million daily without significantly impacting the market price.

During times of market stress, such as during the early lockdowns in response to Covid, while corporate and other types of bonds were down materially (e.g. the high yield bond ETF HYG fell approximately 20% peak-to-trough), the Swiss Re Cat Bond Index was down less than 2% during that same time period. This price resiliency demonstrates ample supporting liquidity by a number of buyers looking to access the asset class at a discount.

The Fund’s assets will be limited during its launch to $500 million. Fund growth will be carefully and deliberately monitored, based on how market conditions evolve. Under current market conditions, the Fund’s Advisor and Sub-Advisor are comfortable growing and managing the Fund to approximately $1.5 billion. That represents less than 5% of the property Cat Bond market and less than 3% of the overall Cat Bond market.

In addition, the Fund’s Advisor intends to put in place a stand-by liquidity facility for up to 10% of the Fund’s total net assets to complement the natural liquidity of the Cat Bond market.

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If you have any questions or additional comments, please contact me at (626) 385-5777 or diane.drake@mfac-ca.com or you can contact Joy Ausili at (909) 816-7378 or joy.ausili@mfac-ca.com. Thank you.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

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